As filed with the Securities and Exchange Commission on
                  October 21, 1999
                                      Registration No. 333-72371
================================================================

          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549
        _______________________________________
            POST-EFFECTIVE AMENDMENT NO. 1
                ON FORM S-8 TO FORM S-4
            REGISTRATION STATEMENT UNDER
             THE SECURITIES ACT OF 1933
        _______________________________________


            KENTUCKY NATIONAL BANCORP, INC.
______________________________________________________
(Exact Name of Registrant as Specified in Its Charter)

         INDIANA                             61-1345603
-------------------------------           -----------------
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)            Identification No.)

                1000 NORTH DIXIE AVENUE
            ELIZABETHTOWN, KENTUCKY  42701
       -----------------------------------------
       (Address of Principal Executive Offices)

    KENTUCKY NATIONAL BANCORP, INC. ORGANIZATIONAL STOCK OPTION
                        AND INCENTIVE PLAN
    -----------------------------------------------------------
                     (Full Title of the Plan)

                  RONALD J. PENCE, PRESIDENT
                KENTUCKY NATIONAL BANCORP, INC.
                   1000 NORTH DIXIE AVENUE
                ELIZABETHTOWN, KENTUCKY  42701
    --------------------------------------------------------
           (Name and Address of Agent for Service)

                       (270) 737-6000
   -----------------------------------------------------------
  (Telephone Number, Including Area Code, of Agent For Service)

                      COPIES TO:

               James C. Stewart, Esquire
               Daniel L. Hogans, Esquire
          Housley Kantarian & Bronstein, P.C.
           1220 19th Street, N.W., Suite 700
                Washington, D.C.  20036
                    (202) 822-9611
       ________________________________________

     Note. This Post-Effective Amendment No.1 on Form S-8 to the Registrant's Registration Statement on Form S-4 as originally filed with the SEC on February 12, 1999, Commission File No. 333-72371 relates to 16,000 previously registered shares of the Registrant's common stock, $.01 par value per share (the "Common Stock"), to be issued under the Kentucky National Bancorp, Inc. Organizational Stock Option and Incentive Plan.

     THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE
AUTOMATICALLY UPON THE DATE OF FILING, IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933.

================================================================

                             PART I

      INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

ITEM 1.  PLAN INFORMATION*
------

ITEM 2.  REGISTRANT INFORMATION AND EMPLOYEE PLAN ANNUAL
------   INFORMATION*

     *This Registration Statement relates to the registration of 16,000 shares of Common Stock, $.01 par value per share, of Kentucky National Bancorp, Inc. (the "Company") reserved for issuance and delivery under the Company's Organizational Stock Option and Incentive Plan (the "Stock Option Plan"). Documents containing the information required by Part I of this Registration Statement will be sent or given to participants in the Stock Option Plan as specified by Rule 428(b)(1). Such documents are not filed with the Securities and Exchange Commission either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424, in reliance on Rule 428.

                       PART II

  INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
------

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and, accordingly, files periodic reports and other information with the SEC. Reports, proxy statements and other information concerning the Company filed with the SEC may be inspected and copies may be obtained (at prescribed rates) at the SEC's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Company. The address for the SEC's Web site is "http://www.sec.gov".

     The following documents are incorporated by reference in this Registration Statement:

          (a)  The Company's Special Financial Report on Form
10-KSB for the year ended December 31, 1998 (Commission File No.
333-72371);

          (b) The Company's Quarterly Reports on Form 10-QSB for the quarters ended March 31 and June 30, 1999 (Commission
File No. 333-72371);

     ALL DOCUMENTS FILED BY THE COMPANY AND THE STOCK OPTION PLAN PURSUANT TO SECTIONS 13(A), 13(C), 14, AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AFTER THE DATE HEREOF AND PRIOR TO THE FILING OF A POST-EFFECTIVE AMENDMENT WHICH INDICATES THAT ALL SECURITIES OFFERED HAVE BEEN SOLD OR WHICH DEREGISTERS ALL SECURITIES THEN REMAINING UNSOLD SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THIS REGISTRATION STATEMENT AND TO BE A PART HEREOF FROM THE DATE OF FILING OF SUCH DOCUMENTS.

ITEM 4.  DESCRIPTION OF SECURITIES
------
     The Company is authorized to issue 5,000,000 shares of the common stock, $0.01 par value per share (the "Common Stock"), and 1,000,000 shares of preferred stock, $0.01 par value per share (the "Serial Preferred Stock"). The Company issued 240,000 shares of Common Stock and no shares of the Serial Preferred Stock in the Company reorganization. Each share of Common Stock has the same relative rights as, and will be identical in all respects with, each other share of Common Stock. THE COMMON STOCK REPRESENTS NONWITHDRAWABLE CAPITAL AND IS NOT INSURED BY THE FDIC, OR ANY OTHER GOVERNMENT AGENCY.

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
COMMON STOCK.

     Voting Rights. Each share of the Common Stock has the same relative rights and is identical in all respects with every other share of the Common Stock. The holders of the Common Stock possess exclusive voting rights in the Company, except to the extent that shares of Serial Preferred Stock issued in the future may have voting rights, if any. Each holder of the Common Stock is entitled to only one vote for each share held of record on all matters submitted to a vote of holders of the Common Stock and is not permitted to cumulate their votes in elections of the Holding Company's directors. The voting rights of shares beneficially owned by any person in excess of 10% of shares outstanding will be limited to 1/100th of a vote unless the acquisition has previously been approved by the Continuing Directors (as defined below).

     Liquidation. In the unlikely event of the complete liquidation or dissolution of the Company, the holders of the Common Stock will be entitled to receive all assets of the Company available for distribution in cash or in kind, after payment or provision for payment of (i) all debts and liabilities of the Company; (ii) any accrued dividend claims; and (iii) liquidation preferences of any Serial Preferred Stock which may be issued in the future.

     Dividends. From time to time, dividends may be declared and paid to the holders of the Common Stock, who will share equally in any such dividends.

     Restrictions on Acquisition of the Common Stock.  See
"Certain Anti-Takeover Provisions" for a discussion of the limitations on acquisition of shares of the Common Stock.

     Other Characteristics. Holders of the Common Stock will not have preemptive rights with respect to any additional shares of capital stock which may be issued. Therefore, the board of directors may sell shares of capital stock of the Company without first offering such shares to existing shareholder. The Common Stock is not subject to call for redemption, and the outstanding shares of Common Stock when issued and upon receipt by the Company of the full purchase price therefor will be fully paid and non-assessable.

     Registrar and Transfer Agent.  Illinois Stock Transfer
Company acts as Registrar and Transfer Agent for the Common
Stock.

SERIAL PREFERRED STOCK.

    None of the 1,000,000 authorized shares of Serial Preferred Stock of the Company have been issued. The Board of Directors is authorized to issue Serial Preferred Stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualifications, limitations and restrictions thereof, subject to regulatory approval but without shareholder approval. If and when issued, the Serial Preferred Stock is likely to rank prior to the Common Stock as to dividend rights, liquidation preferences, or both, and may have full or limited voting rights. The Board of Directors, without shareholder approval, can issue Serial Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of the Common Stock.

CERTAIN ANTI-TAKEOVER PROVISIONS.

    The following discussion is a general summary of the provisions of the Articles of Incorporation and Bylaws of the Company and certain other provisions of the Indiana Business Corporation Law ("IBCL") which may be deemed to have an anti-takeover effect. The description of these provisions is necessarily general and shareholders should refer, in each case, to the Articles of Incorporation and Bylaws of the Company.

PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

     Restriction on Acquisition of Common Stock; Limitations on Voting Rights. The Articles of Incorporation of the Company provide that no person may directly or indirectly, acquire or offer to acquire beneficial ownership of more than 10% of any class of equity security outstanding of the Company (the "Limit"), unless the "continuing" Board of Directors has first approved by a two-thirds vote the offer or acquisition. Should any party acquire the beneficial ownership of shares in excess of 10%, the record holders of such shares would be entitled to cast only one-hundredth

(1/100) of a vote for each share beneficially owned in excess of 10%, and the aggregate voting power of such holders shall be allocated proportionately among such record holders. A person is a beneficial owner of a security if he has the power to vote or direct the voting of all or part of the voting rights of the security, or has the power to dispose of or direct the disposition of the security. The Articles of Incorporation further provide that this provision limiting voting rights may only be amended upon the vote of 80% of the outstanding shares of voting stock.

     Election of Directors. The Company's Articles of Incorporation provide that the board of directors of the Company will be divided into three staggered classes, with directors in each class elected for three-year terms. As a result of this provision, it would take two annual elections to replace a majority of the Company's board. The Articles of Incorporation also provides that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, shall be filled by the board and any director so chosen shall serve until the annual meeting at which the other members of his class must stand for election.
Finally, the Bylaws impose certain notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

     Removal of Directors. The Articles of Incorporation provide that a director may only be removed for cause by the affirmative vote of at least 80% of the shares of the Company entitled to vote generally in an election of directors cast at a meeting of shareholders called for that purpose.

     Restrictions on Call of Special Meeting. The Articles of Incorporation of the Company provide that special meetings of shareholders may be called only pursuant to a resolution adopted by a majority of the board of directors, or a Committee of the board.

     Absence of Cumulative Voting.  The Articles of
Incorporation provide that shareholders may not cumulate their votes in elections of directors.

     Authorized Shares. The Articles of Incorporation authorize the issuance of 5,000,000 shares of Common Stock and 1,000,000 shares of Serial Preferred Stock. The shares of Common Stock and Serial Preferred Stock were authorized in an amount greater than that to be issued in the reorganization to provide the Company's Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of stock options. However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of the Holding Company. The Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of Serial Preferred Stock, the board has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position. The Board of Directors currently has no plans for the issuance of additional shares, other than the possible issuance of additional shares pursuant to the Stock Option Plan.

     Procedures for Certain Business Combinations.  The
Articles of Incorporation require the affirmative vote of at least 80% of the outstanding shares of the Company entitled to vote in the election of directors in order for the Company to engage in or enter into certain "Business Combinations," as defined therein, with any "Related Person" (as defined below) or any affiliates of the "Related Person," unless the proposed transaction has been approved in advance by the Company's Board of Directors, excluding those who were not directors prior to the time the "Related Person" became the "Related Person."

     The term "Related Person" is defined to include any person and the affiliates and associates of the person (other than the Company or its subsidiary) who beneficially owns, directly or indirectly, 10% or more of the outstanding shares of voting stock of the Company. Any amendment to this provision requires the affirmative vote of at least 80% of the shares of the Company entitled to vote generally in an election of directors.

     Amendments to Articles of Incorporation and Bylaws. Amendments to the Company's Articles of Incorporation must be approved by the Company's Board of Directors and also by a majority of the outstanding shares of the Company's voting stock, provided, however, that approval by at least 80% of the outstanding voting stock is generally required for certain provisions (i.e., the provisions relating to restrictions on the acquisition and voting of greater than 10% of the common stock; number, classification, election and removal of directors; amendment of Bylaws; call of special shareholder meetings; limits on director liability; approval of Business Combinations with interested shareholders; power of indemnification; and amendments to provisions relating to the foregoing in the Articles of Incorporation).

     The Bylaws may only be amended by a majority vote of the board of directors.

INDIANA BUSINESS CORPORATION LAW.

     The IBCL contains a statute designed to provide Indiana corporations with additional protection against hostile takeovers. The takeover statute, which is codified in Chapter 43 of the IBCL, among other things, prohibits the Holding Company from engaging in certain business combinations (including a merger) with a person who is the beneficial owner of 10% or more of the Holding Company's outstanding voting stock (an Interested Shareholder) during the five-year period following the date such person became an Interested Shareholder. This restriction does not apply if (1) before such person became an Interested Shareholder, the Board of Directors approved the transaction in which the Interested Shareholder becomes an Interested Shareholder or approved the business combination; or
(2) upon consummation of the transaction which resulted in the shareholder's becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Shareholder. The Company may exempt itself from the requirements of the statute by adopting an amendment to its Articles of Incorporation. At the present time, the Board of Directors does not intend to propose any such amendment.

     In addition, the Indiana Control Share Acquisitions
Statute provides that if shares are acquired equal to or greater than certain thresholds of voting power (that is, 20%, 33-1/3% and 50% of all voting shares), the shares will not be entitled to any voting rights unless specifically granted by the adoption of a resolution by the holders of at least a majority of the shares entitled to vote. In addition, in the event a control share acquisition of a majority of the outstanding shares of stock is made and voting rights are approved for these shares, the remaining shareholders will be entitled to have their shares redeemed at fair value by the corporation.

ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL
------

     Not applicable.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS OF THE COMPANY
------

     Article XVIII of the Company's Articles of Incorporation provides for indemnification of the Company's directors and officers. In the case of a threatened, pending or completed action or suit by or in the name of the Company, the Company shall indemnify a director or officer for amounts actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if the director or officer:
(i) is successful on the merits or otherwise; (ii) acted in good faith in the transaction which is the subject of the suit or action, and in a manner he reasonably believed to be in, the best interest of the Company or (iii) in a criminal proceeding he either had (a) reasonable cause to believe that his conduct was lawful, or (b) no reasonable cause to believe his conduct was unlawful.

     Under Indiana law, a corporation may indemnify a director or officer made a party to a proceeding because such person was a director or officer of the corporation if: (i) the individual's conduct was in good faith; and (ii) the individual reasonably believed (A) in the case of conduct in the individual's official capacity with the corporation, that the individual's conduct was in the corporation's best interests, and (B) in all other cases, that the individual's conduct was at least not opposed to the corporation's best interests. An Indiana corporation may also indemnify an officer or director in a criminal proceeding if the individual: (i) had reasonable cause to believe that his conduct was lawful; or (ii) had no reasonable cause to believe that his conduct was unlawful.

     An Indiana corporation must, unless limited by its articles of incorporation, indemnify any director or officer who was wholly successful, on the merits or otherwise, in the defense of a proceeding to which the individual was a party because the individual was a director or officer of the corporation, against reasonable expenses incurred by the director or officer in connection with the proceeding. Unless limited by the corporation's articles of incorporation, an officer or director may apply to the court conducting the proceeding or another court of competent jurisdiction for indemnification. The court may order indemnification if it determines: (i) the director or officer is entitled to mandatory indemnification under Indiana law; or (ii) the officer or director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not such director or officer met the standard of conduct set forth for mandatory indemnification under Indiana law. The Holding Company's Articles of Incorporation do not contain any limitations on the ability of the Holding Company to indemnify its directors and officers under Indiana law.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED
------

     Not applicable.

ITEM 8.  EXHIBITS
------

     The exhibits scheduled to be filed as part of this registration statement are as follows:

     5.1 Opinion of Housley Kantarian & Bronstein, P.C. as to the legality of the Common Stock being registered

     23.1 Consent of Independent Auditors

     23.2 Consent of Housley Kantarian & Bronstein, P.C.
          (appears in their opinion filed as Exhibit 5.1)

     24.1 Power of Attorney (contained in the signature page to this Registration Statement as originally filed)

     99.1 Kentucky National Bancorp, Inc. Organizational Stock
          Option and Incentive Plan

ITEM 9.  UNDERTAKINGS
------

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement --

               (i)  To include any prospectus required by
     Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any additional or changed material information on to the plan of distribution; provided, however, that paragraphs (a)(1)(i) and
     (a)(1)(ii) do not apply if the registration statement is on Form S-3 or S-8, and the information required to be included in a post-effective amendment is incorporated by reference from the periodic reports filed by the small business issuer under the Securities Exchange Act of 1934.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                      SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Elizabethtown, Commonwealth of Kentucky, on this 18th day of October, 1999.

                              KENTUCKY NATIONAL BANCORP, INC.


                              By:/s/ Ronald J. Pence
                                 ----------------------------
                                 Ronald J. Pence, President
                                (Duly Authorized Representative)

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures                          Title                            Date
----------                          -----                            ----
* /s/ Lawrence P. Calvert     Chief Executive Officer           October 18, 1999
---------------------------   and Director (Principal
Lawrence P. Calvert           Executive Officer)

/s/ Ronald J. Pence           President and Director             October 18,1999
---------------------------   (Principal Financial and
Ronald J. Pence               Accounting Officer)

* /s/ Robert E. Robbins       Chairman of the Board and          October 18, 1999
---------------------------   Director
Robert E. Robbins

* /s/ Kevin D. Addington      Director                           October 18, 1999
---------------------------
Kevin D. Addington

* /s/ Henry Lee Chitwood      Director                           October 18, 1999
---------------------------
Henry Lee Chitwood

* /s/ Lois Watkins Gray       Director                           October 18, 1999
---------------------------
Lois Watkins Gray

* /s/ William R. Hawkins      Director                           October 18, 1999
---------------------------
William R. Hawkins

* /s/ Christopher G. Knight   Director                           October 18, 1999
---------------------------
Christopher G. Knight

* /s/ Leonard Allen McNutt    Director                           October 18, 1999
---------------------------
Leonard Allen McNutt



*By:/s/ Ronald J. Pence
    ---------------------------
    Ronald J. Pence
    Attorney-in-Fact

                   INDEX TO EXHIBITS



Exhibit       Description

  5.1 Opinion of Housley Kantarian & Bronstein, P.C. as to the legality of the Common Stock being registered

 23.1         Consent of Independent Auditors

 23.2         Consent of Housley Kantarian & Bronstein, P.C.
              (appears in their opinion filed as Exhibit 5.1)

 24.1 Power of Attorney (contained in the signature page to this Registration Statement as originally filed)

 99.1         Kentucky National Bancorp, Inc. Organizational
              Stock Option and Incentive Plan